May 15, 2009

VIA EDGAR

Kathleen Krebs, Esq.

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Washington Post Company

Definitive Proxy Statement on Schedule 14A

Filed March 25, 2009

File No. 001-06714

Dear Ms. Krebs:

This letter responds to the comment from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 4, 2009 (the “Comment”) relating to the Definitive Proxy Statement of The Washington Post Company (the “Company”).

Compensation Discussion and Analysis, page 23

1.	We note that the company performance measure used to award bonuses was an earnings per share goal of $31.90, as adjusted to exclude certain unusual items based upon the provisions of the Incentive Compensation Plan and as adjusted in the discretion of the compensation committee to exclude certain gains and other unusual charges. As this measure is a non-GAAP measure, specifically disclose how the compensation committee calculated the measure from your audited financial statements based upon the provisions of the Plan and how and why it exercised its discretion to adjust the performance measure further. In this regard, we note that the company’s basis and diluted earnings per share amounts set forth in its financial statements were $6.89 per share and $6.87 per share, respectively. See Instruction 5 to Item 402(b).

Response

The primary adjustments to the diluted earnings per share amount set forth in the Company’s financial statements were attributable to unusual charges unrelated to the regular operating results that are customarily considered by the Compensation Committee in determining bonus amounts. The principal charges and other items were previously publicly disclosed (and therefore readily available to investors interested in reconciling the description in the Compensation Discussion and Analysis with the detailed financial information otherwise disclosed by the Company) in the Company’s Form 8-K filed on February 25, 2009 (the “Earnings Release”). This information is also reported in the Company’s Annual Report on Form 10-K, filed on February 26, 2009. Specifically, page 86 lists these items under the heading “Impact from certain unusual items (after-tax and diluted EPS amounts)”. The primary adjustments include goodwill and other intangible asset write-downs, and charges related to early retirement programs at the Washington Post Newspaper, the corporate office and Newsweek, which constitute 93% of the net adjustments. The Compensation Discussion and Analysis in our Proxy Statement, on page 22, clearly discloses that the Compensation Committee exercised its discretion to exclude certain gains and other unusual charges, in accordance with the terms of the Incentive Compensation Plan.

As this information is already disclosed in the Earnings Release, Form 10-K and referred to in our Proxy Statement, and in light of the timing of our Annual Meeting of Shareholders to which the Proxy Statement relates, the Company believes that filing a report on Form 8-K that clarifies the nature and amount of adjustment by explicitly cross-referencing to the Earnings Release and the 10-K will adequately address any investor uncertainty relating to the determination of 2008 annual bonuses. The proposed additional disclosure in the Form 8-K will be as follows:

The Compensation Discussion and Analysis section of our Proxy Statement, filed on March 25, 2009, provides that “in 2008, the Company achieved approximately 86.7% of the earnings per share goal of $31.90, as adjusted to exclude certain unusual items based upon the provisions of the Plan, such as foreign exchange losses; the Compensation Committee also exercised its discretion to exclude certain gains and other unusual charges.” In determining the amounts payable to the Company’s named executive officers as annual incentive compensation awards for 2008, the Compensation Committee exercised its discretion to exclude certain unusual items from its calculation of the earnings per share goal, in accordance with the terms of the Incentive Compensation Plan. The primary adjustments include goodwill and other intangible asset write-downs, and charges related to early retirement programs at the Washington Post Newspaper, the corporate office and Newsweek. The Compensation Committee excluded these items as they are almost entirely non-cash charges (the early retirement programs are funded primarily from the assets of the Company’s pension plans) that did not relate to the regular operating results that are customarily considered by the Committee in determining bonus amounts. The exhibit to the Company’s Form 8-K filed on February 25, 2009 details these items, as does page 86 of the Company’s Annual Report on Form 10-K filed on February 26, 2009. Excluding these unusual charges and other items, the Company’s diluted earnings per share as adjusted for purposes of the bonus determination was $27.67, compared to diluted earnings per share of $6.87.

It is our intention to file the Form 8-K upon receiving confirmation from the staff that this will sufficiently address the staff’s concerns.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please do not hesitate to call me at (202) 334-6721 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Nicole Maddrey
Nicole Maddrey
Associate General Counsel

cc:	Larry Spirgel, Esq.

Paul Fischer, Esq.